Exhibit 12
                        AMERICAN AIRLINES, INC.
           Computation of Ratio of Earnings to Fixed Charges
                             (in millions)

                                       Three Months         Nine Months
                                           Ended               Ended
                                       September 30,        September 30,
                                       2004     2003        2004     2003
Earnings:
 Loss before income taxes              $(225)   $ (24)    $ (420)  $ (1,189)

 Add: Total fixed charges (per below)    372      377      1,112      1,138

 Less:  Interest capitalized              20       15         56         50

   Total loss before income taxes      $ 127     $338     $  636    $  (101)


Fixed charges:
 Interest, including interest
  capitalized                          $ 164     $154     $  486    $   450

 Portion of rental expense
  representative of the interest
  factor                                 205      220        618        682

 Amortization of debt expense              3        3          8          6
    Total fixed charges                $ 372     $377     $1,112     $1,138


Coverage deficiency                    $ 245     $ 39     $  476     $1,239

Note: As   of   September  30,  2004,  American   has   guaranteed
      approximately $1.3 billion of AMR's unsecured debt and approximately $466 million of AMR Eagle's secured debt. The impact of these unconditional guarantees is not included in the above computation.